Filed pursuant to Rule 424(b)(3)

File No. 333-230583

UNITED STATES 12 MONTH NATURAL GAS FUND, LP

Supplement dated June 2, 2020

to

Prospectus dated April 27, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States 12 Months Natural Gas Fund, LP (“UNL”) dated April 27, 2020 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 4 of the Prospectus before you decide to invest.

The RCG Division of Marex Spectron to Serve as a Futures Commission Merchant for UNL

On May 28, 2020, UNL entered into a Commodity Futures Customer Agreement with RCG Division of Marex Spectron (“RCG”) to serve as an additional futures commission merchant for UNL. UNL’s relationship with RBC Capital Markets, LLC will remain in place.

In light of the foregoing, the section entitled “Futures Commission Merchant” beginning on page 30 of the Prospectus is revised as follows:

1.	The section title is revised to be in the plural and will therefore read as “Futures Commission Merchants”;

2.	The following sub-heading is added immediately after the title “Futures Commission Merchants”, in italics: RBC Capital Markets, LLC

3.	The following text is added at the end of the section:

RCG Division of Marex Spectron

On May 28, 2020, UNL entered into a Commodity Futures Customer Agreement with RCG Division of Marex Spectron (“RCG”) to serve as a FCM for UNL. This agreement requires RCG to provide services to UNL in connection with the purchase and sale of Oil Futures Contracts and other Oil-Related Investments that may be purchased or sold by or through RCG for UNL’s account. Under this agreement, UNL pays RCG commissions for executing and clearing trades on behalf of UNL.

RCG’s primary address is 360 Madison Avenue, 3rd Floor, New York, NY 10017. RCG is registered in the United States with FINRA as a broker-dealer and with the CFTC as an FCM. RCG is a member of various U.S. futures and securities exchanges.

RCG is a large broker dealer subject to many different complex legal and regulatory requirements. As a result, certain of RCG’s regulators may from time to time conduct investigations, initiate enforcement proceedings and/or enter into settlements with RCG with respect to issues raised in various investigations. RCG complies fully with its regulators in all investigations which may be conducted and in all settlements it may reach. As of the date hereof, RCG has no material litigation to disclose as that term is defined under the U.S. Commodity Exchange Act and the regulations promulgated thereunder.

RCG will act only as clearing broker for UNL and as such will be paid commissions for executing and clearing trades on behalf of UNL. RCG has not passed upon the adequacy or accuracy of this disclosure document. RCG will not act in any supervisory capacity with respect to USCF or participate in the management of USCF or UNL.

RCG is not affiliated with UNL or USCF. Therefore, neither USCF nor UNL believes that there are any conflicts of interest with RCG or its trading principals arising from its acting as UNL’s FCM.